Exhibit 15.1

Unaudited Condensed Combined Pro Forma Financial Statements of PubCo

Defined terms included below shall have the same meaning as terms defined and included elsewhere in this Report on Form 20-F and, if not defined in the Form 20-F, in the proxy statement and prospectus on form F-4 (Reg. No. 333-276940), as amended, initially filed with the SEC on February 8, 2024 (the “Proxy Statement/Prospectus”).

Introduction

The following unaudited pro forma condensed combined financial information present the combination of the financial information of Helport Limited (“Helport”) and Tristar Acquisition I Corp. (“Tristar”) adjusted to give effect to the Business Combination. The unaudited pro forma condensed combined financial information should be read in conjunction with the accompanying notes.

The unaudited pro forma combined balance sheet as of December 31, 2023 gives pro forma effect to the Transactions as if they had been consummated as of that date. The unaudited pro forma combined statements of operations for the year ended June 30, 2023, and for the six months ended December 31, 2023, gives pro forma effect to the Transactions as if they had occurred as of the beginning of the earliest period presented. The pro forma financial information is presented based on Tristar’s financial statements as of and for the year ended December 31, 2023 as well as financial statements for the six months ended June 30, 2023. As the business combination will be treated as a reverse merger, Helport has been determined to be the “acquiror” with its financial statements for the fiscal year ended June 30, 2023 as well as financial statements as of and for the six months ended December 31, 2023. See “Accounting for the Transactions.”

This information should be read together with Helport’s and Tristar’s historical financial statements and related notes, “Helport’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Tristar’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information in the Proxy Statement/Prospectus.

The unaudited pro forma combined balance sheet as of December 31, 2023 has been prepared using the following:

●	Helport’s historical unaudited combined balance sheet as of December 31, 2023, as included elsewhere in this Report, and

●	Tristar’s historical balance sheet as of December 31, 2023.

The unaudited pro forma combined statements of operations for the six months ended December 31, 2023, and for the year ended June 30, 2023, has been prepared using the following:

●	Helport’s historical unaudited combined statements of operations for the six months ended December 31, 2023, and historical combined statements of operations for the year ended June 30, 2023, as included elsewhere in this Report, and

●	Tristar’s historical statements of operations for the years ended December 31, 2023 and 2022, and for the six months ended June 30, 2023 and 2022.

Description of the Transactions

On November 12, 2023, Tristar Acquisition I Corp., a Cayman Islands exempted company (“Tristar” or the “Purchaser”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with Helport Limited, a business company incorporated in the British Virgin Islands (the “Helport”, or the “Company”), Helport AI Limited, an exempted company incorporated with limited liability in the British Virgin Islands, (“Pubco”), Merger I Limited, an exempted company incorporated with limited liability in the British Virgin Islands and a wholly-owned subsidiary of Pubco (“First Merger Sub”), and Merger II Limited, an exempted company incorporated with limited liability in the Cayman Islands and a wholly-owned subsidiary of Pubco (“Second Merger Sub”).

Pursuant to the Business Combination Agreement, (a) on August 1, 2024, First Merger Sub merged with and into the Company (the “First Merger”), with the Company surviving the First Merger as a wholly-owned subsidiary of Pubco and the outstanding Company Securities being converted into the right to receive Pubco Securities; (b) on August 2, 2024, the Closing Date and immediately following the First Merger, and as part of the same overall transaction as the First Merger, Second Merger Sub merged with and into the Purchaser (the “Second Merger”, and together with the First Merger, the “Mergers”), with the Purchaser surviving the Second Merger as a wholly-owned subsidiary of Pubco and the outstanding Purchaser Securities being converted into the right to receive Pubco Securities.

Under the Business Combination Agreement, as amended, the Aggregate Merger Consideration Amount paid to the shareholders of Helport was (a) Three Hundred and Thirty-Five Million U.S. Dollars ($335,000,000) minus (b) the amount, if any, by which the Target Net Working Capital Amount exceeds the Net Working Capital (but not less than zero) minus (c) if Closing Net Debt is a positive number, the amount of Closing Net Debt, plus (c) if Closing Net Debt is a negative number, the absolute value of the amount of Closing Net Debt, minus (d) the amount of any unpaid Transaction Expenses. The Aggregate Merger Consideration was calculated to be $336.42 million and was paid entirely in shares, comprised of newly issued ordinary shares of the PubCo.

As a result of the Mergers, (a) Each Company Ordinary Share that was issued and outstanding immediately prior to the First Merger Effective Time and after the Conversion was, as of the First Merger Effective Time, canceled by virtue of the First Merger and converted into the right to receive 100% of such number of Pubco Ordinary Shares equal to the Exchange Ratio; (b) On the Closing Date and immediately prior to the First Merger Effective Time, each Company Preferred Share that was issued and outstanding immediately prior to the First Merger Effective Time was canceled in exchange for the right to receive a number of validly issued, fully paid and non-assessable Company Ordinary Shares at the then effective conversion rate as calculated pursuant to the then effective amended and restated articles of associations of the Company; (c) Any Company Convertible Security, to the extent then outstanding and unexercised immediately prior to the First Merger Effective Time, was automatically, without any action on the part of the holder thereof, assumed by the Pubco and converted into a convertible security of Pubco, subject to the same terms and conditions as were applicable to the corresponding former Company Convertible Securities immediately prior to the First Merger Effective Time, taking into account any changes thereto by reason of the Agreement or the Transactions (the “Pubco Convertible Security”); (d) each ordinary share of the Purchaser that was issued and outstanding immediately prior to the Effective Time was cancelled and converted automatically into the right to receive one PubCo Ordinary Share. Each of outstanding Purchaser Public Warrant and Purchaser Private Warrant was converted into one PubCo Public Warrant and one PubCo Private Warrant, respectively.

The following summarizes the unaudited pro forma the Ordinary Shares outstanding upon the Closing:

	Shares outstanding
	Ownership in shares	Ownership %
Tristar ordinary shareholders held by public shareholders[1]	128,103	0.34%
Tristar ordinary shareholders held by Founders	5,750,000	15.48%
Shares issued to PIPE Investors[2]	509,259	1.37%
Shares issued to Convertible Promissory Notes Holders[3]	464,838	1.25%
Shares issued to Helport shareholders in Business Combination	30,280,768	81.56%
Total Pubco Ordinary Shares outstanding	37,132,968	100.00%

1	128,103 Tristar shares held by public shareholders were left after actual redemption of 10,480,699 shares in July 2024.
2	On August 2, 2024, in connection with the consummation of the Business Combination, Pubco received aggregate gross proceeds of $5.5 million out of the $15 million PIPE Investment and issued an aggregate of 509,259 Pubco Ordinary Shares to the PIPE Investors for such subscription.
3	On August 2, 2024, in connection with the consummation of the Business Combination, all the received funds of $4,889,074 from the issuance of Convertible Promissory Notes plus the accrued interests from issuance date to closing date of the Business Combination (“Conversion Amount”) were automatically converted into 464,838 Pubco Ordinary Shares Convertible Promissory Notes Holders.

Accounting for the Transactions

The Transactions will be accounted for as a reverse merger in accordance with U.S. GAAP. Under this method of accounting, Tristar will be treated as the “acquired” company for financial reporting purposes. This determination was primarily based on Helport shareholders expecting to have a majority of the voting power of the combined company, Helport comprising the ongoing operations of the combined entity, Helport comprising a majority of the governing body of the combined company, and Helport’s senior management comprising the senior management of the combined company. Accordingly, for accounting purposes, the Transactions will be treated as the equivalent of Helport issuing share for the net assets of Tristar, accompanied by a recapitalization. The net assets of Tristar will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Transactions will be those of Helport.

Basis of Pro Forma Presentation

The historical financial information has been adjusted to give pro forma effect to events that depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present other transaction effects that have occurred or reasonably expected to occur (“Management’s Adjustments”). The unaudited pro forma condensed combined financial statements were prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, SEC Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Business.” Management elected not to present any Management’s Adjustments.

The unaudited pro forma combined financial information is for illustrative purposes only. The financial results may have been different had the companies always been combined. You should not rely on the unaudited pro forma combined financial information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience. Tristar and Helport have not had any historical relationship prior to the Transactions. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

There is no historical activity with respect to Pubco, First Merger Sub and Second Merger Sub accordingly, no adjustments were required with respect to these entities in the pro forma combined financial statements.

Included in the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements are 30,280,768 Ordinary Shares of Pubco issued to the Sellers, such amount calculated using the Helport Merger Shares, times Helport Exchange Ratio. Helport Merger Shares means a number of Pubco Ordinary Shares equal to the quotient determined by dividing (i) the Aggregate Merger Consideration Amount by (ii) Per Share Price. Per Share Price means the Redemption Price, which shall be no less than the par value of Purchaser Ordinary Shares. Helport Exchange Ratio represents the quotient obtained by dividing (i) the Company Merger Shares as of the First Merger Effective Time divided by (ii) the aggregate number of, without duplication, Company Ordinary Shares that are (i) issued and outstanding, and (ii) issuable directly or indirectly upon, or subject to, the conversion, exercise or settlement of any Company Preferred Shares and Company Convertible Securities.

Upon the completion of the Business Combination, after considering the actual redemption of 10,480,699 shares in July 2024 (prior to giving effect to any warrant exercises and assuming automatic conversion of rights into ordinary shares), Public Shareholders, the Sponsor and other Initial Shareholders, PIPE Investors, Convertible Promissory Notes Holders and the Sellers will own approximately 0.34%, 15.48%, 1.37%, 1.25% and 81.56% of the outstanding shares of PubCo, respectively, such percentages calculated assuming that the Sellers and their affiliates receive approximately 30,280,768 Ordinary Shares of PubCo, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment).

UNAUDITED PRO FORMA COMBINED BALANCE SHEET

AS OF DECEMBER 31, 2023

			Actual Redemption
	(A)	(B)	Pro Forma		Pro Forma
	Tristar	Helport	Adjustments		Balance Sheet
ASSETS
Current assets
Cash and cash equivalents	$436,317	$50,987	$115,166,848	(1)	$3,273,946
			1,350,000	(2)
			(3,350,000)	(2)
			4,889,074	(3)
			5,500,000	(4)
			(3,808,362)	(5)
			(2,095,737)	(5)
			2,524,132	(6)
			84,650	(7)
			(117,473,963)	(9)
Accounts receivables, net	-	20,355,375	-		20,355,375
Deferred offering cost	-	467,465	(467,465)	(5)	-
Prepaid expenses and other current assets	217,255	57,896	-		275,151
Total Current Assets	653,572	20,931,723	2,319,177		23,904,472

Non-current assets
Investment held in Trust Account	115,166,848	-	(115,166,848)	(1)	-
Intangible asset, net	-	2,916,667	-		2,916,667
Total Non-current Assets	115,166,848	2,916,667	(115,166,848)		2,916,667
Total Assets	$115,820,420	$23,848,390	$(112,847,671)		$26,821,139

LIABILITIES
Current liabilities
Accounts payable	$238,824	$4,812,952	$-		$5,051,776
Convertible promissory notes	-	-	4,889,074	(3)	-
			131,179	(3)
			(5,020,253)	(3)
Income tax payable	-	2,402,380	-		2,402,380
Amounts due to related parties	-	598,439	-		598,439
Accrued expenses and other current liabilities	379,242	4,106,934	-		4,486,176
Total Current Liabilities	618,066	11,920,705	-		12,538,771

Non-current liabilities
Promissory notes - related parties	2,000,000	-	750,000	(2)	-
			600,000	(2)
			(3,350,000)	(2)
Long-term borrowings	-	-	84,650	(7)	84,650
Derivative warrant liabilities	376,900	-	-		376,900
Total Non-current Liabilities	2,376,900	-	(1,915,350)		461,550
Total Liabilities	2,994,966	11,920,705	(1,915,350)		13,000,321

Commitments and Contingencies

Class A ordinary shares subject to possible redemption, 10,608,802 at $10.86 redemption value as of December 31, 2023	115,164,356	-	(115,164,356)	(9)	-

SHAREHOLDERS’ EQUITY
Ordinary Shares	-	156	46	(3)	3,713
			51	(4)
			3,460	(10)
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	-	-	-		-
Class A ordinary shares, $0.0001 par value; 90,000,000 shares authorized; no shares issued and outstanding	-	-	-		-
Class B ordinary shares, $0.0001 par value; 10,000,000 shares authorized; 5,750,000 shares issued and outstanding	575	-	(575)	(10)	-
Subscription receivables	-	(156)	-		(156)
Additional paid in capital	3,495,690	7,556	5,020,207	(3)	2,197,276
			5,500,000	(4)
			(5,500,000)	(4)
			5,499,949	(4)
			(3,758,362)	(5)
			(467,465)	(5)
			118,965	(8)
			(2,309,607)	(9)
			(5,409,657)	(10)
Accumulated (deficits)/earnings	(5,835,167)	11,920,129	(131,179)	(3)	11,619,985
			(50,000)	(5)
			(2,095,737)	(5)
			2,524,132	(6)
			(118,965)	(8)
			5,406,772	(10)
Total Shareholders’ Equity	(2,338,902)	11,927,685	4,232,035		13,820,818
Total Liabilities, Class A Ordinary Shares subject to possible redemption and Shareholders' Equity	$115,820,420	$23,848,390	$(112,847,671)		$26,821,139

Unaudited Pro Forma Combined Balance Sheet Adjustments

The pro forma adjustment to the unaudited combined pro forma balance sheet consists of the following:

(A)	Derived from the balance sheet of Tristar as of December 31, 2023.
(B)	Derived from the unaudited condensed combined balance sheet of Helport as of December 31, 2023.
(1)	Reflects the release of cash from cash and investment held in the Trust Account.
(2)	Reflects $1,350,000 subsequently received from promissory notes-related parties, among which, $750,000 were subsequent extension payments (monthly payment of $125,000 from January to July, 2024), and $600,000 were unsecured promissory notes issued on May 3, 2024. The Company utilized $125,000 out of $600,000 to pay the extension fee in July. The entire balance of $3,350,000 in promissory notes-related parties was due and repaid upon consummation of the Business Combination.
(3)	Reflects $1,550,000, $550,000, $1,000,000, $2,000,000, $500,000 and $439,074 (a total of $6,039,074) convertible promissory notes issued by Helport subsequently on March 6, 2024, March 8, 2024, March 12, 2024, May 15, 2024, May 17, 2024 and May 31, 2024, respectively, the total outstanding balance of which is automatically converted into Pubco Ordinary Shares at a price of $10.80 per share upon consummation of the Business Combination (collectively, the “Notes”). The Notes are subject to an interest rate of 8% per annum, with a maturity date on December 31, 2024. On June 20, 2024, Helport (“Borrower”) amended one convertible promissory note (the “Original Note”) of $2,000,000 issued on May 15, 2024, to one lender named Shanling Ge (“Lender”), pursuant to which, by mutual consent, the Borrower and the Lender agree to amend and restate the Original Note and to replace the Original Note with a note with a total amount of $850,000, with all the other terms previously stipulated in the Original Note remaining the same (“Amended and Restated Note”). Helport has received all the funds of $4,889,074 from the issuance of convertible promissory notes subject to the Notes and the Amended and Restated Note before the consummation of Business Combination. Correspondingly, the receipt of such funds is reflected in the adjustment of automatically conversion into Pubco Ordinary Shares at a price of $10.80 per share upon consummation of the Business Combination. $131,179 of interests accrued at the interest rate of 8% per annum from issuance date to the closing date of the Business Combination were also included in the conversion amount. All the convertible notes were cancelled upon conversion into Pubco Ordinary Shares.

(4)

Reflects the 509,259 Pubco Ordinary Shares issued to the PIPE Investors for the actual received aggregate gross proceeds of $5.5 million out of the $15 million PIPE Investment as follow:

On May 18, 2024, Pubco entered into a subscription agreement with Qingdahonghe No.8 (Xiamen) Investment Partnership, in which the investor offers $10 million to subscribe for Pubco Ordinary Shares at a purchase price of $10.80 per share, or if lower, at the redemption price per share; On May 18, 2024, Pubco entered into a subscription agreement with Ocean Holdings Management Pte. Ltd., in which the investor offers $2.5 million to subscribe for Pubco Ordinary Shares at a purchase price of $10.80 per share, or if lower, at the redemption price per share. On May 18, 2024, PubCo entered into a subscription agreement with Ken Cheng, in which the investor offers $2.5 million to subscribe for Pubco Ordinary Shares at a purchase price of $10.80 per share, or if lower, at the redemption price per share.

On August 2, 2024, in connection with the consummation of the Business Combination, Pubco received aggregate gross proceeds of $5.5 million out of the $15 million PIPE Investment and issued an aggregate of 509,259 Pubco Ordinary Shares to the PIPE Investors for such subscription.

(5)

Reflects (i) the cash payment for transaction fees of $3,808,362 for Helport due upon consummation of Business Combination; (ii) $467,465 deferred offering costs recognized on Helport’s historical balance sheet being charged against the combined additional paid in capital upon successful Business Combination; (iii) the cash payment for transaction fees of $2,095,737 for Tristar, which was expensed upon completion of the Business Combination.

(i) $3,808,362 transaction fees for Helport contained: (a) $50,000 audit fees which would be expensed and reflected in the combined accumulated earnings; and (b) $3,758,362 capitalized transaction fees including $3,500,000 financing cost, $191,862 legal fees and $66,500 advisory fees, which were all directly related to the Business Combination transaction with Tristar.

(ii) $467,465 deferred offering costs recognized on Helport’s historical balance sheet included $366,358 legal fees and $101,107 advisory fees, which were all directly related to the Business Combination transaction with Tristar.

(iii) $2,095,737 transaction fees for Tristar including (a) $1,285,000 legal fees, (b) $595,112 advisory and other service fees, (c) $160,000 audit fees, and (d) $55,625 printing and miscellaneous expenses, would all be expensed and reflected in the combined accumulated earnings.

(6)	Reflects the cash received from interest income of $2,524,132 in Trust Account from January 2024 to June 2024, which would be reflected in the combined accumulated earnings.
(7)	Reflects an aggregate of $84,650 drawn from such the lines of credit provided to Helport. On March 15, 2024, Helport entered into Line of Credit Agreements with two existing shareholders of Helport, Hades Capital Limited and Stony Holdings Limited (collectively “Helport Shareholders”), which provides Helport with unsecured lines of credit in the principal maximum amount of $4,000,000 and $2,000,000, respectively. The principal indebtedness under the Line of Credit Agreements will mature on the third anniversary of the date the Line of Credit Agreements were entered into, at an interest rate of 0% per annum. On April 26, 2024, Pubco, Helport and Tristar also entered into amended Lock-up Agreements with Helport Shareholders, discuss elsewhere in this Report, which stipulates that if each Helport Shareholder provides a credit facility pursuant to respective Line of Credit Agreement, any Lock-up Securities held by Helport Shareholders shall be subject to early release hereunder on the date that is 12 months following the closing date of the Business Combination.
(8)	Reflects $118,965 of share-based compensation related to the 115,500 Founder Shares transferred to Mr. Hao as part of the Sponsor Handover, and vesting of such shares occurred upon consummation of the Business Combination. The fair value of the Founder Shares was estimated to be $1.03 per share at the time of Sponsor Handover.
(9)	Reflects the actual shares redeemed. Upon closing of the Business Combination, 10,480,699 of Tristar shares were redeemed at $11.21 for cash by Tristar shareholders, and $117.47 million out of $118.44 million in the Trust Account balance as of July 31, 2024, were paid out in cash for a 99% redemption.
(10)	Reflects (i) recapitalization of Helport through issuance of Tristar shares and eliminate Tristar historical accumulated deficits; (ii) the contribution of all the share capital in Helport to Tristar. The total number of Pubco Ordinary Shares issued and outstanding upon completion of the Business Combination was 37,132,968, at the par value of $0.0001 per share, with total par value of all outstanding shares amounting to $3,713, after the redemption of 10,480,699 shares.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE SIX MONTHS ENDED DECEMBER 31, 2023

			Actual Redemption
	(A) Tristar	(B) Helport	Pro Forma Adjustments		Pro Forma Income Statement
Revenues	$-	$14,506,363	$-		$14,506,363
Cost of revenues	-	(4,793,021)	-		(4,793,021)
Selling expenses	-	(50,214)	-		(50,214)
General and administrative expenses	(1,547,611)	(2,042,289)	-		(3,589,900)
Research and development expenses	-	(78,757)	-		(78,757)
Total operating (loss)/income	(1,547,611)	7,542,082	-		5,994,471

Other income (expense):
Financial expenses, net	9,709	(19,162)	-		(9,453)
Interest income - investment held in trust	3,273,929	-	(3,273,929)	(1)	-
Change in fair value of warrant liability	188,450	-	-		188,450
Forgiveness of deferred underwriting fee payable	-	-	-		-
Forgiveness of service administrative fee	(204,516)	-	-		(204,516)
Total other income/(expense), net	3,267,572	(19,162)	(3,273,929)		(25,519)

Income before provision for income taxes	1,719,961	7,522,920	(3,273,929)		5,968,952
Income tax expense	-	(1,279,314)	-		(1,279,314)
Net income	1,719,961	6,243,606	(3,273,929)		4,689,638

Net change in foreign currency translation adjustment	-	-	-		-
Total comprehensive income	1,719,961	6,243,606	(3,273,929)		4,689,638

Weighted average shares outstanding of ordinary shares	-	156	37,132,812	(2)	37,132,968
Weighted average shares outstanding of redeemable ordinary shares	11,820,984	-	-		-
Basic and diluted net income per ordinary share	$0.10	40,023.12	-		$0.13
Weighted average shares outstanding of non-redeemable ordinary shares	5,750,000	-	-		-
Basic and diluted net income per ordinary share	$0.10	-	-		-

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(A)	Derived from Tristar’s unaudited condensed statement of operations and comprehensive income for the six months ended June 30, 2023, and the statement of operations and comprehensive income for the year ended December 31, 2023.
(B)	Derived from Helport’s unaudited condensed combined statement of operations and comprehensive income for the six months ended December 31, 2023.
(1)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.
(2)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.

UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2023

			Actual Redemption
	(A) Tristar	(B) Helport	Pro Forma Adjustments		Pro Forma Income Statement
Revenues	$-	$12,728,313	$-		$12,728,313
Cost of revenues	-	(4,882,792)	-		(4,882,792)
Selling expenses	-	(50,830)	-		(50,830)
General and administrative expenses	(1,365,097)	(1,625,887)	(2,145,737)	(3)	(5,255,686)
			(118,965)	(4)
Research and development expenses	-	(375,410)	-		(375,410)
Total operating (loss)/income	(1,365,097)	5,793,394	(2,264,702)		2,163,595

Other income (expense):
Financial expenses, net	7,720	(7,936)	-		(216)
Interest income - investment held in trust	9,001,438	-	(9,001,438)	(1)	-
Change in fair value of warrant liability	1,696,050	-	-		1,696,050
Forgiveness of deferred underwriting fee payable	481,275	-	-		481,275
Forgiveness of service administrative fee	204,516	-	-		204,516
Total other income/(expense), net	11,390,999	(7,936)	(9,001,438)		2,381,625

Income before provision for income taxes	10,025,902	5,785,458	(11,266,140)		4,545,220
Income tax expense	-	(970,755)	-		(970,755)
Net income	10,025,902	4,814,703	(11,266,140)		3,574,465

Net change in foreign currency translation adjustment	-	-	-		-
Total comprehensive income	10,025,902	4,814,703	(11,266,140)		3,574,465

Weighted average shares outstanding of ordinary shares	-	156	37,132,812	(2)	37,132,968
Weighted average shares outstanding of redeemable ordinary shares	23,000,000	-	-		-
Basic and diluted net income per ordinary share	$0.35	30,863.48	-		$0.10
Weighted average shares outstanding of non-redeemable ordinary shares	5,750,000	-	-		-
Basic and diluted net income per ordinary share	$0.35	-	-		-

Notes and adjustment to Unaudited Pro Forma Condensed combined Statement of Operations

The notes and pro forma adjustments to the unaudited condensed combined pro forma statements of operations consist of the following:

(A)	Derived from Tristar’s unaudited condensed statement of operations and comprehensive income for the six months ended June 30, 2023, and the statement of operations and comprehensive income for the year ended December 31, 2022.
(B)	Derived from Helport’s combined statement of operations and comprehensive income for the year ended June 30, 2023.
(1)	Represents an adjustment to eliminate interest income related to cash and investment held in Trust Account.

(2)	The calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the initial public offering occurred as of the earliest period presented. In addition, as the Business Combination is being reflected as if it had occurred on this date, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares have been outstanding for the entire period presented. This calculation is retroactively adjusted to eliminate the number of shares redeemed in the Business Combinations for the entire period.
(3)	Reflects $2,145,737 expensed transaction fees as if it incurred from the beginning of the year ended June 30, 2023, for the purpose of Business Combination. This is a non-recurring item.
(4)	Reflects $118,965 shared-based compensation expenses related to the 115,500 Founder Shares transferred to Mr. Hao as part of the Sponsor Handover, which were vested upon consummation of the Business Combination. This is a non-recurring item.

Net Income Per Share

The weighted average shares outstanding and net income per share information give pro forma effect to Business Combination and the other transactions contemplated by the Business Combination Agreement as if they had occurred on July 1, 2022.

The unaudited pro forma condensed combined basic and diluted earnings per share calculations are based on the sum of the Tristar post-combination weighted average number of redeemable shares outstanding of 10,608,802 and non-redeemable shares outstanding of 5,750,000 under both scenarios for the year ended June 30, 2023 adjusted by (a) 30,280,768 merger consideration shares estimated, derived from the shares outstanding and weighted average shares outstanding as presented in the pro forma combined financial statements (after rounding adjustment), to be issued in connection with the Business Combination; (b) 509,259 shares issued to the PIPE investors; (c) 464,838 shares issued to the holders of Convertible Promissory Notes issued by Helport; (d) actual redemption of 10,480,699 shares.

No adjustment was made to the pro forma basic earnings per share amounts presented for the six months ended December 31, 2023 and for the year ended June 30, 2023, the effects of outstanding warrants were not considered in the calculation of diluted earnings per share, since the inclusion of such warrants and options would be anti-dilutive.

	For the Six Months	For the
	Ended	Year Ended
	December 31,	June 30,
	2023	2023
Pro forma net income	4,689,638	3,574,465
Weighted average shares outstanding—basic and diluted	37,132,968	37,132,968
Net income per share—basic and diluted	0.13	0.10
Weighted average shares outstanding—basic and diluted:
Tristar ordinary shareholders held by public shareholders	128,103	128,103
Tristar ordinary shareholders held by Founders	5,750,000	5,750,000
Shares issued to PIPE Investors	509,259	509,259
Shares issued to Convertible Promissory Notes Holders	464,838	464,838
Shares issued to Helport shareholders in Business Combination	30,280,768	30,280,768
Total weighted average shares outstanding	37,132,968	37,132,968